Exhibit 99.1

Infosys Technologies Limited – Financial Release September 30, 2003	US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended September 30, 2003

Infosys increases guidance for revenue and EPS for fiscal 2004. Revenues to exceed $1 billion

Fremont, California – October 10, 2003

Highlights

Results for the quarter ended September 30, 2003

•	Second quarter revenues at $ 250.77 million, up 38.21% from the corresponding quarter last fiscal

•	Earnings per American Depositary Share (ADS) increased to $ 0.49 from $ 0.36 in the corresponding quarter last fiscal

•	29 new clients were added during the quarter

•	Gross addition of 2,845 employees for the quarter for Infosys and its subsidiary, Progeon Ltd. 20,158 employees as on September 30, 2003 for Infosys and its subsidiary, Progeon Ltd.

Outlook for the quarter ending December 31, 2003 and the fiscal year ending March 31, 2004

•	Consolidated net revenues expected to be between $ 258.0 million and $ 260.2 million for the quarter ending December 31, 2003, and between $ 1,008 million and $ 1,015 million for the fiscal year ending March 31, 2004

•	Consolidated earnings per ADS expected to be $ 0.50 for the quarter ending December 31, 2003, and $ 1.95 for the fiscal year ending March 31, 2004

Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its second quarter ended September 30, 2003. Revenues for the quarter aggregated $ 250.77 million, up 38.21% from $ 181.45 million for the quarter ended September 30, 2002.

Net income was $ 64.71 million ($ 46.70 million for the quarter ended September 30, 2002) and earnings per ADS was $ 0.49 ($ 0.36 for the quarter ended September 30, 2002).

“Growth continues to be strong. Pricing is showing signs of stability,” said Nandan M. Nilekani, CEO, President and Managing Director. “We are making investments in order to enhance our end-to-end solution capability.”

“We have added several strategic clients which have the potential to grow into multi-million dollar accounts,” said S. Gopalakrishnan, Member of the Board and COO. “We are strengthening our client relationship management framework.”

“We see increased acceptance of the outsourcing model from our clients and we continue to focus on providing enhanced customer value,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President.

“Our initiatives to increase offshore revenue are yielding results,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery. “Our net addition of 2,025 employees during this quarter has been the highest.”

In the retail industry, global corporations are increasingly leveraging technology to provide fast and efficient service to customers, based on real time information. A leading retailer of shoes and apparels in Europe chose Infosys to develop and design IT applications that will significantly increase functionality at each stage of its value chain. Infosys also signed up with one of the largest apparel manufacturers in the U.S. to create an e-commerce website for its online business.

As competition intensifies in the high-tech space, global corporations are increasingly partnering with Infosys for its knowledge and its expertise in cutting edge technology. This will help make their products

Infosys Technologies Limited – Financial Release September 30, 2003	US GAAP Press Release

more robust and competent. Significant wins in the U.S. include a well-known provider of end-to-end storage infrastructure solutions, a world-class supplier of process automation and flow control solutions and a leading supplier of imaging, speech and language solutions. They have chosen Infosys to help deliver new and improved solutions to their customers. The work includes migration to new technologies and development of new applications.

“Cash flows continue to be strong. Margins have stabilized due to several proactive measures taken earlier,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We are increasing capital spending on our global infrastructure. We continue to hedge our forex exposure, but the appreciating rupee may impact margins.”

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as client business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and on Form 6-K for the quarter ended June 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	P. R. Ganapathy, U.S	V. Balakrishnan, India
	+1 (510) 742-3030	+91 (80) 852-0440
	guns@infosys.com	balakv@infosys.com

Media	Lisa Kennedy, U.S	Tina George, India
Relations	+1 (510) 742-2946	+91 (80) 852-0261 x 7790
	lisa_kennedy@infosys.com	tina_george@infosys.com

Infosys Technologies Limited – Financial Release September 30, 2003	US GAAP Press Release

Consolidated Balance Sheets as of

	in US$

	March 31, 2003	September 30, 2003

ASSETS	(Audited)	(Unaudited)
Current Assets
Cash and cash equivalents	$354,362,918	$375,967,500
Investments in liquid mutual fund units	—	98,257,986
Trade accounts receivable, net of allowances	109,119,856	129,442,231
Deferred tax assets	288,541	116,065
Prepaid expenses and other current assets	24,384,316	29,323,666
Unbilled revenue	19,702,186	18,694,049

Total current assets	507,857,817	651,801,497
Property, plant and equipment, net	157,194,190	172,741,594
Intangible assets, net	6,471,236	2,628,011
Deferred tax assets	7,264,885	6,826,125
Investments	4,613,833	3,259,660
Prepaid income taxes	4,452,678	149,868
Other assets	16,454,328	16,862,659

TOTAL ASSETS	$704,308,967	$854,269,414

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$426,611	$235,574
Client deposits	3,208,295	3,037,861
Other accrued liabilities	46,249,269	60,087,899
Income taxes payable	—	5,834,081
Unearned revenue	13,202,115	15,551,461

Total current liabilities	63,086,290	84,746,876
Non-current liabilities
Preferred stock of subsidiary; 0.0005% Cumulative Convertible Preference Shares, par value $2 each, 4,375,000 preference shares authorized, issued and outstanding – 4,375,000 preference shares as of September 30, 2003	10,000,000	10,703,364
Other non-current liabilities	5,217,758	4,427,001
Stockholders’ Equity
Common stock, $0.16 par value; 100,000,000 equity shares authorized, issued and outstanding – 66,243,078 and 66,268,972 as of March 31, 2003 and September 30, 2003, respectively	8,602,909	8,605,728
Additional paid-in capital	127,042,751	128,818,007
Accumulated other comprehensive income	(31,444,835)	(6,610,579)
Deferred stock compensation	(2,817,066)	(673,687)
Retained earnings	524,621,160	624,252,704

Total stockholders’ equity	626,004,919	754,392,173

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$704,308,967	$854,269,414

Infosys Technologies Limited – Financial Release September 30, 2003	US GAAP Press Release

Consolidated Statements of Income (Unaudited)

	in US$ except per share data

	Three months ended		Six months ended
	September 30,		September 30,

	2002	2003	2002	2003

Revenues	$181,446,939	$250,768,976	$337,761,808	$484,024,612
Cost of revenues (including amortization	97,292,593	140,742,637	183,297,362	273,645,026
of stock compensation expenses)

Gross profit	84,154,346	110,026,339	154,464,446	210,379,586

Operating Expenses:
Selling and marketing expenses	14,484,552	18,013,747	25,782,286	35,416,302
General and administrative expenses	13,102,320	20,437,144	24,961,448	38,161,371
Amortization of stock compensation	513,954	442,783	1,027,908	885,567
expense Amortization of intangible assets	615,904	3,322,455	820,025	4,071,573

Total operating expenses	28,716,730	42,216,129	52,591,667	78,534,813

Operating income	55,437,616	67,810,210	101,872,779	131,844,773
Other income, net	534,252	10,242,926	5,630,772	15,543,706

Income before income taxes	55,971,868	78,053,136	107,503,551	147,388,479
Provision for income taxes	9,271,397	13,339,383	17,958,780	24,404,180

Net income	$46,700,471	$64,713,753	$89,544,771	$122,984,299

Earnings per equity share
Basic	$0.71	$0.99	$1.36	$1.87
Diluted	$0.70	$0.97	$1.35	$1.85
Weighted equity shares used in computing earnings per equity share
Basic	65,567,135	65,591,028	65,657,033	65,587,368
Diluted	66,175,895	66,412,725	66,275,118	66,244,852